UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 16, 2024, Vertical Aerospace Ltd. (the “Company”) held its Annual General Meeting of Shareholders (the “AGM”), at which holders of 128,700,989 of the Company’s ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), were present in person or by proxy, representing approximately 67.4% of the voting power of the 191,073,045 issued and outstanding Ordinary Shares of the Company (excluding treasury shares and earnout shares subject to voting restrictions) at the close of business on August 19, 2024, which was the record date (the “Record Date”) for determining the shareholders entited to vote at the AGM. The Company’s shareholders of record as of the close of business on the Record Date are referred to herein as “Shareholders.”

A summary of the voting results at the AGM for each of the proposals is set forth below.

Proposal 1

The Shareholders ratified, by ordinary resolution, the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024.

The voting results for such proposal were as follows:

For	Against	Abstain
128,700,989	0	0

Proposal 2

The Shareholders approved, by special resolution, an amendment to the second amended and restated memorandum and articles of association of the Company (the “Second A&R M&A”) to grant the board of directors the Company (the “Board”) the power to deal with any fractions of a share that result from any consolidation or division of its share capital as they, in their absolute discretion and without approval of the holders of the Ordinary Shares, deem appropriate, including but not limited to rounding up or rounding down such fractions of shares to the nearest whole share, repurchasing or arranging for the sale of any or all of such fractions of shares (including by arranging through the Company’s agents for such fractions to be aggregated and sold), or any combination of the foregoing.

The amendment to the Second A&R M&A became effective immediately upon its adoption by the Shareholders at the AGM.

The voting results for such proposal were as follows:

For	Against	Abstain
128,700,989	0	0

Proposal 3

The Shareholders approved, by ordinary resolution, an increase to the authorized share capital and number of authorized shares of the Company from (a) US$60,000, divided into 500,000,000 ordinary shares of a par value of US$0.0001 each and 100,000,000 preferred shares of a par value of US$0.0001 each, to (b) US$110,000, divided into 1,000,000,000 ordinary shares of par value of US$0.0001 each and 100,000,000 preferred shares of a par value of US$0.0001 each.

The increase to the authorized share capital and number of authorized shares of the Company became effective immediately upon its adoption by the Shareholders at the AGM.

The voting results for such proposal were as follows:

For	Against	Abstain
128,700,989	0	0

Proposal 4

The Shareholders approved, by ordinary resolution, a reverse share split and consolidation (the “Reverse Share Split”) of the Company’s issued and unissued ordinary shares and preferred shares at a ratio of not less than 1-for-5 and not greater than 1-for-20 (or any whole number in between) (the “RSS Ratio”), such that the number of authorized ordinary shares and preferred shares is decreased and the par value of each ordinary share and preferred share is increased by the RSS Ratio, with the final decision of whether to proceed with the Reverse Share Split, the effective time of the Reverse Share Split, and the final RSS Ratio to be determined by the Board in its sole discretion at any time after approval by the shareholders, and to authorize the Board to implement the Reverse Share Split at its discretion at any time prior to the one-year anniversary of this AGM in order to regain compliance with the minimum share price criteria of Section 802.01C of the NYSE Listed Company Manual.

The voting results for such proposal were as follows:

For	Against	Abstain
128,700,989	0	0

Proposal 5

The Shareholders approved, by special resolution, upon approval of the Reverse Share Split Proposal, and the Board’s decision to implement the Reverse Share Split, that the memorandum and articles of association of the Company then in effect be amended and restated to reflect the Reverse Share Split (in accordance with the RSS Ratio as selected by the Board). The third amended and restated memorandum and articles of association of the Company (a copy of which is attached hereto as Exhibit 3.1) will be filed with the Cayman Islands Registrar of Companies on September 20, 2024.

The voting results for such proposal were as follows:

For	Against	Abstain
128,700,989	0	0

Proposal 6

The Shareholders approved, by ordinary resolution, upon approval of the Reverse Share Split Proposal, and the Board’s decision to implement the Reverse Shares Split, that the Vertical Aerospace Ltd. 2021 Incentive Award Plan (the “Plan”) be amended to reflect a proportional decrease (in accordance with the RSS Ratio as selected by the Board) in the number of ordinary shares permitted to be issued under the Plan to reflect the Reverse Share Split, with any resulting fractional shares to be rounded down to the nearest whole share.

The voting results for such proposal were as follows:

For	Against	Abstain
128,700,989	0	0

Proposal 7

The proposal to adjourn the AGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals No. 1 – 6, was not presented at the AGM, as proposals No. 1 – 6 received a sufficient number of votes for approval.

Press Release regarding Reverse Share Split

On September 16, 2024, the Company issued a press release, announcing a 1-for-10 reverse share split. A copy of the press release is furnished as Exhibit 99.1 hereto.

Notice to Public Warrant Holders

A notice to the holders of the Company’s public warrants is furnished as Exhibit 99.2 hereto.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K (excluding Exhibit 99.2) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-270756 and File No. 333-275430) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

3.1	Third Amended and Restated Memorandum and Articles of Association of Vertical Aerospace Ltd.
99.1	Press Release of Vertical Aerospace Ltd. dated September 16, 2024
99.2	Notice to Warrant Holders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: September 16, 2024	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer